UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

26 Capital Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

90138P108

(CUSIP Number)

September 7, 2023

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 90138P108

1.	Names of Reporting Persons

Fifth Lane Capital, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	396,416
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	396,416
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

396,416

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.6%

12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 11 Pages

CUSIP No. 90138P108

1.	Names of Reporting Persons

Fifth Lane Capital GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	396,416
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	396,416
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

396,416

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.6%

12.	Type of Reporting Person (See Instructions)

OO

Page 3 of 11 Pages

CUSIP No. 90138P108

1.	Names of Reporting Persons

Fifth Lane Partners Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	396,416
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	396,416
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

396,416

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.6%

12.	Type of Reporting Person (See Instructions)

PN

Page 4 of 11 Pages

CUSIP No. 90138P108

1.	Names of Reporting Persons

Fifth Lane GP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	396,416
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	396,416
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

396,416

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.6%

12.	Type of Reporting Person (See Instructions)

PN

Page 5 of 11 Pages

CUSIP No. 90138P108

1.	Names of Reporting Persons

Cavan Copeland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	396,416
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	396,416
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

396,416

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.6%

12.	Type of Reporting Person (See Instructions)

IN

Page 6 of 11 Pages

Item 1.

(a)	The name of the issuer is 26 Capital Acquisition Corp. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at OfficeEdge Miami, 701 Brickell Avenue, Suite 1550, Miami, Florida 33131.

Item 2.

(a)	This Schedule 13G is filed by the following (the “Reporting Persons”): (1) Fifth Lane Capital, LP (the “Investment Manager”); (2) Fifth Lane Capital GP, LLC (the “GP”); (3) Fifth Lane Partners Fund, LP (the “Fund”); (4) Fifth Lane GP, LP (the “Fund GP”); and (5) Cavan Copeland. The Fund is a private investment vehicle. The Fund directly beneficially owns the Class A Common Stock (as defined below) reported in this Statement. The Investment Manager is the investment manager of the Fund. The Fund GP is the general partner of the Fund. The GP is the general partner of the Investment Manager and the Fund GP. Cavan Copeland is the managing member of the GP. The Investment Manager, the Fund GP, the GP and Cavan Copeland may be deemed to beneficially own the Class A Common Stock directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any Class A Common Stock other than any Class A Common Stock directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 1825B Kramer Lane, Suite 200, Austin, TX 78758.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This statement relates to the Class A Common Stock, $0.0001 par value per share, of the Issuer (the “Class A Common Stock”).

(e)	The CUSIP Number of the Class A Common Stock is 90138P108.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

Page 7 of 11 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_____________________

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person and Item 2, which information is given as of the close of business on October 3, 2023, the filing date of this Schedule 13G.

As of the close of business on the Event Date of September 7, 2023, being the date that the Reporting Persons’ beneficial ownership of Class A Common Stock exceeded 5% of the outstanding shares of Class A Common Stock, the Fund owned 334,477 shares of Class A Common Stock, representing 9.8% of the outstanding shares of Class A Common Stock.

As of the close of business on September 22, 2023, being the date that the Reporting Persons’ beneficial ownership of Class A Common Stock exceeded 10% of the outstanding shares of Class A Common Stock, the Fund owned 383,801 shares of Class A Common Stock, representing 11.2% of the outstanding shares of Class A Common Stock.

The beneficial ownership percentages set forth above are based on 3,430,228 shares of Class A Common Stock outstanding as of August 14, 2023, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ⃣

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Page 8 of 11 Pages

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2023

Fifth Lane Capital, LP

Fifth Lane Capital GP, LLC

Fifth Lane Partners Fund, LP

Fifth Lane GP, LP

By:	/s/ Cavan Copeland

Name: Cavan Copeland

Title: Authorized Signatory

/s/ Cavan Copeland

Cavan Copeland

Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 11 of 11 Pages